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                             April 28, 2023

       Karen Brennan
       Chief Financial Officer
       Jones Lang LaSalle Inc.
       200 East Randolph Drive
       Chicago, IL 60601

                                                        Re: Jones Lang LaSalle
Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Filed February 28,
2023
                                                            File No. 001-13145

       Dear Karen Brennan:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       Item 8 Financial Statements and Supplementary Data
       Revenue Recognition
       Work Dynamics, page 82

   1. We note your disclosure that pricing for workplace management contracts typically includes a management
fee and, in many instances, an incentive fee or other form of variable consideration.
We further note that you generally act as principal for workplace management contracts
with respect to third-party vendors and subcontractors engaged to deliver operational
services to your clients' facilities. Please provide us with more information regarding
the structure of your workplace management contracts, including the terms of any fees
earned by you under the contracts. In your response, please tell us whether the terms of
your contracts specifically require the customer to reimburse you for amounts paid to
third-party vendors and subcontractors and include an example of the contract terms in your
response.
 Karen Brennan
Jones Lang LaSalle Inc.
April 28, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Paul Cline at 202-551-3851 or Robert Telewicz at 202-551-3438 if you
have questions regarding our comment.



FirstName LastNameKaren Brennan                           Sincerely,
Comapany NameJones Lang LaSalle Inc.
                                                          Division of
Corporation Finance
April 28, 2023 Page 2                                     Office of Real Estate
& Construction
FirstName LastName